UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



April 1, 2004

Mr. Romeo Bermudez
Track ECN
691 Fulton Street
Brooklyn, New York 11217



Re: Track System

Dear Mr. Bermudez:

This letter extends the temporary no-action position originally taken by the Division of Market Regulation ("Division") on January 7, 2002 until January 6, 2005. This letter also extends the no-action position taken by the Division on May 30, 2003, relating to exchange-listed securities. In the January 7th and May 30th letters, you confirmed the Track ECN ("Track System" or "System") operated by Track Data Securities Corp. ("Track") is an "electronic communications network" ("ECN") as defined in the amendments to the Quote Rule and the Limit Order Display Rule (cumulatively, "Order Execution Rules"). You also confirmed that the Track System would be in compliance with the requirements of Rule 11Ac1-1(c)(5)(ii) of the Exchange Act ("ECN Display Alternative") with respect to any Nasdaq and exchange-listed securities for which a linkage between the Track System and the self-regulatory organization ("SRO") is operational. In the January 7th and May 30th letters, the Division took the position that it would not recommend that the Commission take enforcement action against any OTC market maker or exchange market maker as defined in the Order Execution Rules, for entry of orders into the Track System without modifying their public quotations in compliance with the ECN Amendment.

The Division continues to condition its position on compliance with the terms expressed in the January 7th and May 30th letters. These terms include, but are not limited to, compliance with the requirement that the Track System respond to orders entered into the Track System through access to the SRO no slower than the Track System responds to orders entered directly into the System, and in any event in no more than a few seconds.

The Division further conditions its position upon your representation that the Track System has sufficient capacity to handle the volume of trading reasonably anticipated in its System. Such capacity should be ensured through periodic review and testing to (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and threats to system integrity. The Division may request records from Track regarding such reviews and tests.

The Division further conditions its position on the Track System providing brokers access via either an SRO or the telephone for a charge of no more than the fee Track charges a substantial proportion of its active broker-dealer subscribers, and in any event, no more than $0.009 per share, plus any fee charged to Track by an SRO for trades and plus any applicable transaction fee payable pursuant to Section 31 of the Securities Exchange Act of 1934 ("Exchange Act"). In addition, the Division may request additional representations from you regarding the operation of the Track System. Further, the Division will consider extending, modifying, or revoking its temporary no-action position prior to January 6, 2005, based on its continuing experience with Track's compliance with the terms of this no-action letter and the operation of the ECN Display Alternative.

This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express any legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This no-action position is based solely on the representations you have made. Any different facts or conditions might require a different response. This no-action position is subject to changes in current law, regulation, and interpretations; any such change may require the Division to reevaluate and withdraw or modify this position.

Sincerely,

Robert L.D. Colby (by GF)

Robert L.D. Colby
Deputy Director